UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 20-F
                                 AMENDMENT NO. 4

   [X]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
        OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR
   [ ]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
          THE SECURITIES EXCHANGE ACT OF 1934

                                       OR
   [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
          THE SECURITIES EXCHANGE ACT OF 1934
          For the transition period from __________ to ________

                        Commission file number: 0-50112
                                                =======

                         TRI-LATERAL VENTURE CORPORATION
              ===================================================
             (Exact name of Registrant as specified in its charter)

                                 Ontario, Canada
                  =============================================
                 (Jurisdiction of incorporation or organization)

         750 West Pender St., #604, Vancouver, British Columbia  V6C 2T7
         ===============================================================
                    (Address of principal executive offices)

       Securities to be registered pursuant to Section 12(b) of the Act:
       ================================================================
                                      None

       Securities to be registered pursuant to Section 12(g) of the Act:
       ================================================================
                        Common Shares, without par value
                        ================================
                                (Title of Class)

Securities for which there is a reporting  obligation pursuant  to Section 15(d)
of the Act:                                                                 None

Indicate the number of outstanding shares of each of the issuer's classes of Capital or common stock as of the close of the period covered by the annual
report.                                                                3,372,054

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past ninety days.                          Yes ___   No XXX

Indicate by check mark which financial statement item the registrant has elected
to follow:                                             Item 17 XXX   Item 18 ___

                                 Page 1 of 62
                          Index to Exhibits on Page 44

                        TRI-LATERAL VENTURE CORPORATION
                       FORM 20-F REGISTRATION STATEMENT

                               TABLE OF CONTENTS


Introduction                                                                 3


PART I

Item 1.  Identity of Directors, Senior Management and Advisors               4
Item 2.  Offer Statistics and Expected Timetable                             5
Item 3.  Key Information                                                     5
Item 4.  Information on the Company                                         13
Item 5.  Operating and Financial Review and Prospects                       20
Item 6.  Directors, Senior Management and Employees                         23
Item 7.  Major Shareholders and Related Party Transactions                  28
Item 8.  Financial Information                                              30
Item 9.  The Offer and Listing                                              31
Item 10. Additional Information                                             33
Item 11. Quantitative and Qualitative Disclosures About Market Risk         41
Item 12. Description of Securities Other Than Equity Securities             41


                                    PART II

Item 13. Default, Dividend Arrearages and Delinquencies                     41
Item 14. Material Modifications to the Rights of
          Security Holders and Use of Proceeds                              41
Item 15. Controls and Procedures                                            41
Item 16. Reserved


                                    PART III

Item 17. Financial Statements                                               42
Item 18. Financial Statements                                               43
Item 19. Exhibits                                                           43


Mining Glossary                                                             43

                                 INTRODUCTION

Tri-Lateral Venture Corporation was organized under the laws of Ontario, Canada. In this Registration Statement, the "Company", "we," "our" and "us" refer to Tri-Lateral Venture Corporation (unless the context otherwise requires). Summary discussions of documents referred to in this Registration Statement may not be complete and we refer you to the actual documents for more complete information. Our principal corporate offices are located at 750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7; our telephone number is 604-689-0188.


                  BUSINESS OF TRI-LATERAL VENTURES CORPORATION

The Company is in the business of acquiring, exploring, and developing (when
appropriate) natural resource properties.    The Company is presently in the
exploration stage of the Lennie Property, located in Ontario, Canada. There is no assurance that a commericaly viable mineral deposit, a reserve, exists in the Lennie Property until sufficient and appropriate exploration work is done and a comprehensive evaluation of such work concludes economic and legal feasibility.


                        FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).


                           FORWARD-LOOKING STATEMENTS

This Registration Statement includes forward-looking statements, principally In ITEM #4, "Information on the Company" and ITEM #5, "Operating and Financial Review and Prospects". We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Registration Statement under ITEM #3, "Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking
statements.    In light of these risks and uncertainties,  the forward-looking information, events and circumstances discussed in this Registration Statement might not occur. Our actual results and performance could differ substantially
from those anticipated in our forward-looking statements.   We undertake no
obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
==============================================================

1.A.1.  Directors
=================
Table No. 1 lists as of 2/28/2003 the names of the Directors of the Company.

                                  Table No. 1
                                   Directors
______________________________________________________________________________
Name                                  Age      Date First Elected or Appointed
------------------------------------------------------------------------------
Gregory C. Burnett (1)(2)(3)           40                            June 2000
Alan G. Crawford (1)(2)(3)             47                            June 2000
Kevin R. Hanson (1)(2)(3)              45                            June 2000
Michael Weingarten (4)                 47                            June 2001
------------------------------------------------------------------------------
(1)  Member of Audit Committee.
(2)  Member of Executive Committee.
(3)  Resident/Citizen of British Columbia, Canada.
(4)  Resident/Citizen of Ontario, Canada
(5)  All business addresses  c/o Tri-Lateral Venture Corporation
                                 750 Pender Street #604
                                 Vancouver, BC  Canada  V6C 2T7
______________________________________________________________________________

1.A.2.  Senior Management
=========================
Table No. 2 lists, as of 2/28/2003, the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.
                                   Table No. 2
                                Senior Management
______________________________________________________________________________
                                                                Date of  First
Name                         Position               Age            Appointment
------------------------------------------------------------------------------
Gregory C. Burnett (1)(3)    President/CEO           40              June 2000
Brent Petterson (2)(3)       Corporate Secretary     41              June 2000
------------------------------------------------------------------------------
(1)  He spends about 20% of his time on the affairs of the Company.
(2)  He spends about  5% of his time on the affairs of the Company.
(3)  All business addresses  c/o Tri-Lateral Venture Corporation
                                 750 Pender Street #604
                                 Vancouver, BC  Canada  V6C 2T7
______________________________________________________________________________

Gregory C. Burnett's business functions, as President/CEO of the Company, include leading the search for businesses opportunities, strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of the expenses/taxes/ activities of the Company, and reporting to Board of Directors.

Brent Petterson's business functions, as Corporate Secretary, include assisting the President with financial and corporate administrative matters.

1.B.  Advisors
==============
The Company's attorneys are Clark Wilson,
                            800- 885 West Georgia Street
                            Vancouver, BC  V6C 2T7
                            604-687-5700

1.C.  Auditors
==============
The Company's auditors for its financial statements for each of the preceding two periods was Morgan & Company, Chartered Accountants, 700 West Georgia Street, #1730, Vancouver, British Columbia, Canada V7Y 1A1. The auditors for Fiscal 1999 were Amisano Hanson, Chartered Accountants. Both firms are members of the British Columbia Institute of Chartered Accountants.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.
================================================
         --- No Disclosure Necessary ---


ITEM 3.  KEY INFORMATION.
=========================
3.A.1.  Selected Financial Data
===============================
3.A.2.  Selected Financial Data
===============================
The selected financial data of the Company for Fiscal 2001 and Fiscal 2000 Ended December 31st was derived from the financial statements of the Company which have been audited by Morgan & Company, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this
Registration Statement.   The selected financial data of the Company for Fiscal
1999,  Fiscal 1998 and  Fiscal 1997 ended  December 31st   was derived from the
financial statements of the Company that were audited by Amisano Hanson; these financial statements are not included herein.

The selected financial data as at and for the nine-month periods ended 9/30/2002 And 9/30/2001 have been derived from the unaudited financial statements of the Company, included herein and, in the opinion of management include all adjust-ments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not
anticipate that it will do so in the foreseeable future.   The present policy
of the Company is to retain all available funds for use in its operations and the expansion of its business.

Effective 5/15/1998, the Company consolidated its common shares on a 1-for-10 basis. All references to numbers of shares and/or per share figures refer to post-consolidation data unless otherwise indicated.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS). There are no material numerical differences between Canadian GAAP and US GAAP; other differences, as applicable to the Company, are described in footnotes to the financial statements.

                                  Table No. 3
                             Selected Financial Data
                      (CDN$ in 000, except per share data)
________________________________________________________________________________
                          Unaudited
                       Nine Months      Year     Year     Year     Year     Year
                      Ended   Ended    Ended    Ended    Ended    Ended    Ended
                    9/30/02 9/30/01 12/31/01 12/31/00 12/31/99 12/31/98 12/31/97
--------------------------------------------------------------------------------
CANADIAN GAAP and US GAAP
Sales Revenue            $0      $0      $ 0     $ 0      $ 0      $ 0      $ 0
(Loss) From Operations ($81)  ($112)   ($198)   ($77)   ($110)  ($1065)   ($441)
Net Income (Loss)      ($81)  ($112)   ($198)   ($77)   ($110)  ($1065)   ($441)

(Loss) per Share     ($0.02) ($0.03)  ($0.06) ($0.02)  ($0.05)  ($0.96)  ($0.39)
Dividends Per Share   $0.00   $0.00    $0.00   $0.00    $0.00    $0.00    $0.00

Wtg. Avg. Shares (000) 3372    3372     3372    3372     2238     1103     1103
Period-end Shares O/S  3372    3372     3372    3372     3372     1104     1104
--------------------------------------------------------------------------------
Working Capital       ($957)  ($869)   ($869)  ($171)    ($93)   ($437)   ($164)
Long-Term Debt            0       0        0       0        0        0        0
Capital Stock          5783    5783     5783    5785     5785     5332     5332
Shareholders' Equity   (450)   (369)    (369)   (171)     (93)    (437)     628
Total Assets            531     738      738      47        4       40      986
--------------------------------------------------------------------------------
(1) Cumulative Net Loss since incorporation under US GAAP has been ($6,235,251).
________________________________________________________________________________

3.A.3.  Exchange Rates
======================
In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of Fiscal 2001/2000/1999/1998/1997 ended December 31st, the average rates for the period, and the range of high and low rates for the period. The data for the nine-month periods ended 9/30/2002 and 9/30/2001 is provided, as is the data for each month during the most recent six months.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

                                  Table No. 4
                          U.S. Dollar/Canadian Dollar
______________________________________________________________________________
                                             Average     High     Low    Close
------------------------------------------------------------------------------
February 2003                                            1.53     1.49    1.49
January 2003                                             1.58     1.52    1.53
December 2002                                            1.58     1.55    1.58
November 2002                                            1.59     1.55    1.57
October 2002                                             1.59     1.56    1.56
September 2002                                           1.59     1.55    1.59
------------------------------------------------------------------------------
Nine Months Ended  9/30/2002                    1.57     1.61     1.51    1.59
Nine Months Ended  9/30/2001                    1.54     1.58     1.49    1.58
------------------------------------------------------------------------------
Fiscal Year Ended 12/31/2001                    1.55     1.60     1.49    1.59
Fiscal Year Ended 12/31/2000                    1.50     1.56     1.44    1.50
Fiscal Year Ended 12/31/1999                    1.49     1.53     1.44    1.44
Fiscal Year Ended 12/31/1998                    1.49     1.57     1.41    1.54
Fiscal Year Ended 12/31/1997                    1.39     1.44     1.34    1.43
______________________________________________________________________________

3.B.  Capitalization and Indebtedness
=====================================
Table No. 5 sets forth the capitalization and indebtedness of the Company as of
9/30/2002.   There have been no stock issuances/stock option issuances/warrant issuances or other material changes since that date; management estimates that retained earning (deficit) was $6.75 million at 2/28/2003.

                                  Table No. 5
                         Capitalization and Indebtedness
                               September 30, 2002
______________________________________________________________________________

Shareholders' equity:
  Common Shares, no par value;
  Unlimited number authorized
    3,372,054 shares issued and outstanding                        $5,783,259
  Contributed Surplus                                                   2,000
  Retained Earnings (deficit)                                     ($6,235,251)
  Net Stockholders' Equity                                          ($449,992)
TOTAL CAPITALIZATION                                                ($449,992)
------------------------------------------------------------------------------
Stock Options Outstanding: nil
Warrants Outstanding: nil
Preference Shares Outstanding: nil
Capital Leases: nil
Guaranteed Debt: nil
Secured Debt: nil
______________________________________________________________________________

3.C.  Reasons For The Offer And Use Of Proceeds
===============================================
      --- No Disclosure Necessary ---

3.D.  Risk Factors
==================
Risks Associated with Mining
============================
Despite exploration work on its mineral claims, to date, no known bodies of commercial ore or economic deposits have been established on any of the Company's mineral properties. In addition, the Company is in its early stages of exploration; the Company has only done a preliminary legal survey of the boundaries of its property, and therefore, in accordance with the laws of the jurisdictions in which this property are situated, its existence/area could be in doubt.

Furthermore, mining exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to avoid. The Company may not discover commercial quantities of minerals. The mining property may not be brought into a state of commercial production.

Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration.

Mining exploration is subject to a wide range of government regulations such as restrictions on production, price controls, tax increases, expropriation of property, environmental protection, protection of agricultural territory or changes in conditions under which minerals may be marketed.

The Company is an exploration stage company with no history of pre-tax profit. There can be no assurance that the Company's operations will be profitable in the future.

The Company may become subject to liability for cave-ins and other hazards of mineral exploration against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition or exploration of mineral prospects and would have a material adverse effect on the Company's financial position.

The Company's ability to continue exploration of resource properties will be dependent upon its ability to raise significant additional financing hereafter. Should the Company not be able to obtain such financing, its properties may be lost entirely.

Need for Additional Financing
=============================
The Company, while engaged in the business of exploiting mineral properties, believes it has insufficient funds to undertake its planned operations and exploration projects; additional funds from loans or equity sales will be needed. If the Company's exploration programs are successful, additional financing will be required to continue exploration and/or to develop the mineral properties identified and to place them into commercial production.
The exploitation of the Company's mineral properties is, therefore, dependent upon the Company's ability to obtain financing through the joint venturing of
projects, debt financing, equity financing or other means.   There is no
assurance that such sources of financing will be available on acceptable terms, if at all. Failure to obtain such financing may result in delay or indefinite postponement of work on the Company's mineral properties, as well as the possible loss of such properties.

Dependence Upon Key Management Employees
========================================
While engaged in the business of exploiting mineral properties, the nature of the Company's business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. The Company's growth will depend, on the efforts of its President/CEO, Gregory C. Burnett. Loss of Mr. Burnett could have a material adverse effect on the Company. The Company has no key-man life insurance or written contacts with Senior Management.

Financial Statements Carry Going Concern Opinion From Auditors
==============================================================
The Company has historically had a working capital deficit and additional financing and access to capital is necessary for the Company to continue operations. The Company's auditors have expressed a "going concern" opinion due to the Company's working capital deficiency and substantial losses from operations. The Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of
operation.   In order to fulfill its business plan, the Company will require additional capital raised through equity capital and/or loans. Such financing might not be available on terms and conditions acceptable to the Company, if available at all.

Management and Directors Are Associated with Other Resource Companies
=====================================================================
Certain of the Directors and Senior Management of the Company are also Directors and/or Senior Management and/or significant shareholders of other companies, including those also involved in natural resources. As the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Risks Relating to an Investment in the Securities of the Company
================================================================
Dilution Through Employee/Director/Consultant Options.   Because the success of
the Company is highly dependent upon its respective employees, the Company may in the future grant to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.

Stock Market Price and Volume Volatility. The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry. The Company's common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company's business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the Company's common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control. Further, despite the existence of a market for trading the Company's common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

Control by Principal Stockholders, Officers and Directors Could Adversely Affect the Company's Stockholders. The Company's Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company's stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) and to control the Company's management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company's stock.

History of Losses.   The Company has had a history of losses and there is no
assurance that it can reach profitability in the future: ($110,091), ($77,410),
and ($198,310) in FY1999/2000/2001, respectively.   The Company will require
significant additional funding to meet its business objectives. Capital will need to be available to help maintain and to expand work on the Company's
principal exploration property.   The Company may not be able to obtain
additional financing on reasonable terms, or at all. If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity, there is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans.

Company is Incorporated in Canad Which has Different Laws. The articles/by-laws and the laws of the Province of Ontario are different that those typical in the United States. However, the typical rights of investors in Canadian companies differ only modestly from those in the United States; refer to the relevant sections which are discussed in Section 9.A.5 and Section 10.B of this Registration Statement.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules. Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock". A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. Our shares are quoted on the Canadian Unlisted Board, and the price of our common shares ranged from CDN$1.00 (low) to CDN$1.50 (high) during the period from 1/1/2002 to 12/31/2002. The closing price of our shares on 2/28/2003 was CDN$1.00. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers. It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in the province of Ontario under the Ontario Business Corporations Act. A majority of the Company's directors must be residents of Canada, and all or a substantial portion of their assets are located outside of the United States, predominately in Canada. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example:
  a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;
  b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;
  c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;
  d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;
  e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;
  f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or
  g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

ITEM 4.  INFORMATION ON THE COMPANY
===================================
4.A. History and Development of the Company
===========================================
Introduction
============
Tri-Lateral Venture Corporation hereinafter also is referred to as the "Company". The Company actively explored its natural resource properties until Fiscal 1998 when it wrote-down its interests in its remaining properties, in response to low precious metal prices and a difficult investment market in which to raise funds to finance continued exploration. However, the Company retained ownership of its crown-granted mineral claims in good standing on one property, known as the Lennie Property. Given a recent resurgence in the price of gold, market conditions for raising capital for precious metals exploration, and the recent activity in the Red Lake gold campin Ontario (according to an article on www.resourceworldmag.com in November/December 2002), where the Company's claims are located, the Company is seeking to explore this property.

From December 2000 until July 2001, the Company attempted to acquire Contact Solutions Group Inc. ended July 2001. That effort ended unsuccessfully; and the Company has had to file suit in the Superior Court of Ontario to recover the $500,000 loaned to Contact Solutions Group Inc. Refer it ITEM #8.A.7.

The Company's executive office is located at:
 750 West Pender Street, #604
 Vancouver, British Columbia, Canada  V6C 2T7
 Telephone: (604) 689-0188
 Facsimile: (604) 689-9773.
 e-mail: khanson@amisanohanson.com

The Company's registered office is located at:
 c/o: Clark Wilson,
      800 - 885 West Georgia St.,  Vancouver, BC, Canada  V6C 2T7
      Telephone: (604) 687-5700; and
      Facsimile: (604) 687-6314.

The contact person is:
  Gregory C. Burnett, President/CEO/Director.

The Company's fiscal year ends December 31st.

The Company's common shares trade on the Canadian Unlisted Board in Toronto under the symbol "TRIV".

The Company has an unlimited number of common shares without par value authorized and an unlimited non-voting convertible redeemable non-cumulative 6% preference shares authorized. At 12/31/2002, the end of the Company's most recent fiscal year, there were 3,372,054 common shares issued and outstanding. At 2/28/2003, there were 3,372,054 common shares issued/outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

The Company is presently in the exploration stage of the Lennie Gold Property in Ontario, Canada. There is no assurance that a commercially viable mineral deposit, a reserve, exists in the Lennie Gold Property until sufficient and appropriate exploration work is done and a comprehensive evaluation of such work concludes economic and legal feasibility.

Incorporation and Name Changes
==============================
The Company was incorporated in Ontario, Canada under the Ontario Business Corporations Act on 4/24/1967 under the name "Jolly Jumper Products of America Limited". The name was changed on 9/25/1987 to "Sun Valley Hot Springs Ranch Inc". The name was changed on 3/26/1991 to "Tri-Valley Free Trade Inc". The name was changed on 6/19/1995 to "Tri-Valley Investments Corporation". The name was changed on 10/2/1998 to "Tri-Lateral Venture Corporation".

Stock Consolidation
===================
Effective 5/15/1998, the Company consolidated its common shares on a 1-for-10 basis. All references to numbers of shares and/or per share figures refer to post-consolidation data unless otherwise indicated.

Financings
==========
The Company has financed its operations through funds raised in loans, public/ private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.
______________________________________________________________________________
Fiscal                                              Number of          Capital
Year   Nature of Share Issuance                      Shares             Raised
------------------------------------------------------------------------------
1997   Shares for debts                        578,388 shares       $1,199,076
1998   None
1999   Shares for debts                      2,268,498 shares         $453,699
2000   None
2001   Unsecured Loans                                                $700,000
2002:  None
2003-to-date: None
______________________________________________________________________________

Capital Expenditures
====================
Fiscal 1997: $359,992 for property acquisition/exploration
Fiscal 1998: $ 58,149 for property acquisition/exploration
Fiscal 1999: None
Fiscal 2000: None
Fiscal 2001: None
Fiscal 2002: None
2003-to-date: None

4.B.  BUSINESS OVERVIEW
=======================
Description and Growth
======================
The Lennie Property was acquired in August 1995 as part of a larger group of properties in the Red Lake District on Ontario, Canada. During Fiscal 1995 through 1998, the Company conducted exploration on this property, expending $660,077 in total.

The Lennie Property was a special focus of activity with exploration expenditures of $6,337 incurred during 1995, $512,732 during 1996, $114,828 during 1997, and $26,180 during 1999. During the 1996 season, 17,413 feet of diamond drilling was completed. The first phase contained 9887 feet and sixteen holes; the second phase contained 3962 feet and five holes. Based on interim results, additional drilling completed combined portions of the original Phase III and Phase IV drill programs. A total of 26 holes of varying depths were drilled encompassing the central portion of the property along the stratigraphic geological boundaries. Two major zones were outlined between two folds in the rock units. One zone was located at a vertical depth of 400 feet and the second zone was in the mid-west of the property with a strike length of 700 feet and to
a vertical depth of 1000 feet.    In order to continue to explore the full
potential of the property a total of 30,000 feet of diamond drilling was estimated. Due to severe winter weather conditions and a very last spring season during 1997, the drilling was delayed.

Faced with low prices for precious metals and a financial market not conducive toward small, exploration stage natural resource companies, the Company ceased all exploration work and wrote down it natural resource property interests to $1. The Company retained its interests in the Lennie Property, believing that the property had the possibility of being developed into a commercial project.

With the price of gold again trading above US$300 per ounce and hitting US$380 (in February 2003) for the first time since late 1996, the Company is working to resume exploration of its Lennie Property. The Company is considering many alternatives regarding the exploitation of this property, including optioning the property to a larger, third-party exploration company. Discussions have been held with several parties, but as of 2/28/2003, all discussions are preliminary.

During late 2002, the Company spent $3,000 on exploration of the Lennie Property, primarily analyzing prior exploration results and field
Reconnaissance. In addition, management spent significant effort reviewing property characteristics and possible exploration scenarios.

Management estimates that if it undertakes exploration on its own, that such expenditures might total $50,000 during Fiscal 2003. Under various joint venture arrangements being contemplated, the joint venture partner would finance exploration efforts in return for its earned interest.

While the Company intends to pursue exploration of its mining property, management plans to continue its investigation of possible "high-technology" ventures in an attempt to diversify corporate operations.

Plan Of Operations
==================
Source of Funds for Fiscal 2002/2003
====================================
The Company's primary source of funds since incorporation has been through The issuance of common shares and loans. In Fiscal 1999, the Company issued 2,268,498 common shares in an exchange for $453,699 of corporate debt; in FY2001, the Company raised $700,000 from loans to fund the attempted acquisition of Contact Solutions. The Company has had no revenue from operations and does not anticipate revenues in the foreseeable future.

The Company had a negative working capital balance of ($869,130) at 12/31/2001 and ($957,492) at 9/30/2002. The Company had $20,248 in cash at 9/30/2002.
The Company has had discussions with third parties about additional equity offerings and/or loans; but the talks as of 2/28/2003 were preliminary.

The Company is negotiating a share-for-debt settlement with various creditors (including current officers/directors); anticipated amount is $1 million and one million shares.

Use of Funds for Fiscal 2002/2003
=================================
During Fiscal 2002 and Fiscal 2003, respectively, the Company estimates that it might expend $100,000 and $100,000 on general/administrative expenses. During Fiscal 2002 and Fiscal 2003, respectively, the Company estimates that it might expend $50,000 and $50,000 on property acquisition/exploration expenses. These estimates are contingent upon many factors, including the method the Company chooses to exploit its Lennie Property.

Anticipated Changes to Facilities/Employees
===========================================
The Company has no plans to acquire any new facilities. The Company has no plans to add any additional personnel. Management anticipates that any property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales/Assets
======================================
The Company generated no sales revenue in the last five years.

At 12/31/2002, 12/31/2001 and 12/31/2000, all assets were located in Canada.

Seasonality
===========
Unusually severe winter weather and wet spring conditions can lead to delays in exploration efforts.

Dependency upon Patents/Licenses/Contracts/Processes
====================================================
Sources/Availability of Raw Materials
=====================================
Material Effects of Government Regulations
==========================================
The current and anticipated future operations of the Company, including further exploration activities require permits from various Canadian Federal and
Provincial governmental authorities.   Such operations are subject to various
laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.
The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

4.C. Organization Structure
===========================
The Company was incorporated in Ontario, Canada under the Ontario Business Corporations Act on 4/24/1967 under the name "Jolly Jumper Products of America Limited". The name was changed on 9/25/1987 to "Sun Valley Hot Springs Ranch Inc". The name was changed on 3/26/1991 to "Tri-Valley Free Trade Inc". The name was changed on 6/19/1995 to "Tri-Valley Investments Corporation". The name was changed on 10/2/1998 to "Tri-Lateral Venture Corporation". The Company has no subsidiaries.

4.D.  Property, Plant and Equipment
===================================
The Company's executive offices are located in shared, rented premises of approximately 300 sq. ft. at 750 West Pender Street, #604, Vancouver, British Columbia, Canada V6C 2T7. The Company began occupying these facilities in July 2000. Monthly rent is $500.

Lennie Property
===============
The Company's primary mineral property is the Lennie Property, a gold-exploration project located in the Red Lake District in northwestern Ontario, Canada.

Acquisition Details
===================
Pursuant to an option agreement dated 8/31/1995, the Company acquired a 100% interest in ten mineral claims located in Balmer Township, Ontario, subject to a 2% net smelter return upon commencement of commercial production. The Company was obligated to incur exploration expenses of $250,000 on the property on or before 2/28/1997 (done).

Property Description
====================
The property consists of ten patented claims that are for mineral rights only. The Red Lake area is glaciated Precambrian shield with comparatively thin till reworked by a pro-glacial lake. This caused sandy gravelly veneer that is anticipated to overlie a sandy till. The latter is largely limited to topographic depressions. Relief in the Red Lake area is a maximum 80 meters with relief observed on the property estimated at 15-20 meters.

Location and Access
===================
The Balmertown - Red Lake area is a well-established mining center 165 miles by air northwest of the city of Winnipeg, Manitoba. Red Lake has daily air service from Winnipeg and Thunder Bay, Ontario, via Sioux Lookout. Balmertown has a year-round paved road connecting it with the town of Red Lake, ten kilometers to the west on Highway 125. From Red Lake, paved Highway 105 extends southward 115 miles to the village of Vermilion Bay on Highway 17, the Trans Canada Highway.

The property is two miles to the east-northeast of Balmertown. Access to the property is through the Gold Corp. mining site by a gravel bush road to a gravel forestry road that crosses the property. The latter gravel forestry road crossing the property arcs to the northwest then south six kilometers to Balmertown.


Figure No. 1
Lennie Property
Location Map





Regional and Property Geology
=============================
The Lennie Property is underlain by the lower Mafic Sequence (komatites to tholaitas with minor sediments) of the Red Lake portion of the Uchi Lake Greenstone Belt.

Outcrop exposure is poor, being largely mantled by swamp and overburden. Mostly diamond drilling and some surface geology mapping are the basis for determining the geology. Amphibolite grade metamorphism has affected the following rock types: mafic to intermediate flows to tuffs, iron formation chemical sediments, diorite and quartz feldspar porphyry dykes. The flows are massive with fine to medium grained crystalline texture. Tuffs are well-banded fine-grained volcanic sediments.

Alteration is regional carbonization overprinted by local metamorphism to garnet, biotite, sericite with superimposed areas of silicification. Garnets may comprise up to 5% of the rock commonly associated with green cliloritic and gray sericite alteration.

Two felsic tuff units are recognized. A northern unit identified from drill hole locations in the western part of the claim group, possibly extending across the property. The second, larger felsic tuff unit extends along the southern contact of the central iron formation, intersected in drill holes near the east and western boundaries of the property. These latter tuffs are intensely altered rocks are unexposed lying beneath low swampy ground. This type of alteration has been identified as a very positive factor for gold mineralization.

The two bands of iron formation are readily identified by magnetometer surveys and scattered outcrops. The well-banded material is predominately cherty oxide
phase iron formation with sulphide facies in argillaceous portions.   Bedding
contains irregular millimeter to meter scale folds with closures to the east. New and larger exposures observed indicate folding is not isoclinal,rather an irregular deformation varying significantly over a matter of meters.

Thin zones of diorite and quartz feldspar porphyry intersected by diamond drilling are interpreted as dykes. The gray-to-brown diorite is fine to medium grained and generally un-mineralized. Quartz feldspar porphyries contain white to blue rounded phenocryst in a white-to-gray aphanitic groundmass. The boundaries are sharp well-defined contacts.

Previous Work Done by Former Owners
===================================
Three separate investigations have been undertaken over 42 years. This has lead to possible discrepancies in correlating data from one survey to the next. In each case, a grid was established without tying into the previous work. Only the 1975 drill collars were left and can be precisely located. Permanent location markers were not erected for either the 1946 or 1967 drilling. The grids established in 1946 and 1975 were largely eradicated by logging sometime after 1975. The 1987 grid is poorly recognized as the north half of the claims have been extensively reforested.

Lennie Red Lake Gold Mines, 1946.   Following staking of the property, the
claim block perimeter was surveyed to bring the ground to patent. Geological mapping and a magnetometer survey were completed over a grid with 200-foot line spacings oriented 360 degrees. Data presented on 1" to 200' scale maps. Corrections for drift in the magnetometer survey was by looping to a common base line station. From the data, a west-northwest shear or fault was identified as crossing the property. These surveys do not appear to have covered claim 22687.

Diamond drilling of six holes were completed for a total of 4,381 feet. The core size was E core with split samples taken for assay. No structural information was collected from the drill core, only general lithological descriptions. This work was sufficient to bring the claims to patent.

Option by Dome Exploration, 1975. Dome Exploration Ltd. optioned the property from Lennie Red Lake Gold Mines for the period 1975 - 1976. A new grid was established lines at 200-foot intervals oriented 010 degrees. The drill log records state the holes were drilled grid north at 015 degrees while the geology map with the grid-plotted states baseline at 100 degrees with crosslines at 010 degrees. A matching of the 1946, 1975 and 1987 magnetic data supports the 010 degree orientation of the 1976 grid.

A magnetic survey was completed over the entire grid with data and contours plotted at 1" to 200' scale. Magnetic data was corrected using repeat stations and NOT using a base station magnetometer.

An EM survey carried out over the entire grid identifying three highly conductive zones trending west-northwest across the property. The southern zone, or more properly group of zones, lies within the southern iron formation. The middle conductor is a single well-defined conductor in the center of the property with defined east and west terminations. It definitely does not continue on the adjoining property to the east. The northern conductor in the far northwest of the property. The good correlation between magnetic signature and conductivity has led to interpreting all conductors as suiphide facies iron formation.

The geological mapping was also undertaken with attention paid to stratigraphy but not to structural elements. A geochemical survey was completed. Reports of the results cite surface contamination by dust from the nearby properties. Four localized anomalous zones were referred to but not located. They were stated as correlating approximately to Lennie drill holes #1 and #6 and some unspecified Dome drill holes.

Thirteen diamond drill holes totaling 7639 feet of AX core were completed on the Lennie property. Drilling was as three fences crossing the property more or less perpendicular to the stratigraphy. Assays of split core yielded two interesting sections.

No evidence of the earlier 1946 work was observed making correlations the early work inexact. The drill hole casing were left such that their exact locations can not be determined.

International RSV Resources Corp., 1987. A successor company to Lennie fled Lake Gold Mines, International RSV Resources Corp. carried out further fieldwork in 1987. A grid with lines oriented 360 degrees at 200' spacing was cut. The grid did not extend to the western boundary of the property. Another magnet-ometer survey was undertaken with a contoured map presented without numerical data. A base station magnetometer was not used to correct the data. Similar features to those identified in the earlier magnetic surveys were reconfirmed.

The remainder of work was diamond drilling collecting 13,082 feet of BQ core from sixteen drill locations. Sludge samples were not taken. The drill core was split and sent for assay. The drilling focused on fence drilling to intersect structures paralleling the interpreted fold axis or shear zone.

Some of the proposed drill targets could not be drilled due to time and access limitations (swamps not yet frozen). Following the logging of the core, it was initially stored then dumped and is unavailable for re-examination.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS
=====================================================
The following discussion for the Nine Months Ended 9/30/2002, Nine Months Ended 9/30/2001, and the fiscal periods ended 12/31/2001, 12/31/2000, and 12/31/1999 should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview
========
With the price of precious metals rising since November 2001, management has accelerated its activities regarding the Lennie Property. Management believes that it will be able to structure an arrangement whereby it will be possible to re-activate exploration on this property. Management is exploring numerous alternatives, including optioning the property to a larger, more well-financed exploration company, whereby that firm would provide the funds and expertise for exploration in exchange for a percentage ownership of the property. As of 10/31/2002, all discussions are preliminary. With the exception of the renewed interest in natural resource property exploration during Fiscal 2002, the Company has been relatively inactive during the last year.

During May 2000, control of the Company changed to the current Directors and management, with their purchase of 1,801,422 common shares from former insiders for total consideration of $36,028. This control group desired to expand the Company's focus from natural resource property exploration to include involve-ment in "high technology" ventures. The attempt to acquire Contact Solutions Group Inc. resulted from the change of control effected May 2000, whereby the current management and directors gained substantial ownership of the Company.

From December 2000 until July 2001, the Company attempted to acquire Contact Solutions Group Inc. During Fiscal 2001, the Company expended $66,224 on acquisition costs related to Contact Solutions Group Inc. That acquisition effort ended unsuccessfully; and the Company has had to file suit in the Superior Court of Ontario to recover the $500,000 loaned to Contact Solutions Group Inc.

During Fiscal 2001/2000/1999, the Company spent virtually no funds on capital expenditures, other than discussed above.

During Fiscal 2002, the Company has expended about $30,000 on legal costs related to attempts to recover its $500,000 investment in Contact Solutions Group Inc. While the Company has decided not to continue the court battle, additional legal costs to settle of all outstanding litigation is expected to be about $10,000.

A share-for-debt settlement is being negotiated. During Fiscal 2003, the Company will need an additional $50,000 working capital for administrative costs and, if it proceeds with Company-funded property exploration, $50,000 for property exploration that it anticipates will come from advances from insiders and a possible equity offering.

Results of Operations
=====================
Nine-Months Ended 9/30/2002
===========================
Administrative expenses totaled $132,282 for the Nine Months Ended 9/30/2002, a 14% decrease from the $153,730 for the same period last year. Despite increased corporate activity during the third quarter this year including spending $5,156 on Lennie Property exploration, lower bank charges/interest due to lower loans, and lower legal expenses related to the Contact Solutions lawsuit were the primary causes for the higher costs. Bank charges/interest were $37,683 versus $58,894.

Other Items this year were $51,420 primarily resulting from a $51,072 gain on settlement of debt, which was related to a negotiated settlement of old accounts payable; these various creditors (including former officer/directors) received $15,942 as settlement. Last year, the Company spent $26,725 on business investigation costs primarily related to Contact Solutions.

Net Income (Loss) was ($80,862) and ($112,477) for the Nine Months Ended 9/30/2002 and Nine Months Ended 9/30/2001, respectively. Net Loss per Share was ($0.02) and ($0.03) for the Nine Months Ended 9/30/2002 and Nine Months Ended 9/30/2001, respectively.

Fiscal 2001 Ended 12/31/2001 vs Fiscal 2000
===========================================
Administrative expenses totaled $240,000 for Fiscal 2001 Ended 12/31/2001, nearly three times the $85,007 for Fiscal 2000 add double the $104,811 for Fiscal 1999. The Fiscal 2001 increase primarily was related to the attempt to acquire Contact Solutions Group Inc. Many of the expenses were non-recurring, including the $58,333 in bad debt expense. Legal fees were $41,549, a 52% increase from Fiscal 2000 and ten times that for Fiscal 1999; the high levels relate to costs to acquire Contact Solutions Group Inc. Bank charges and interest were $71,600, versus only $315 in Fiscal 2000 and $244 in Fiscal 1999; these expenses relate primarily to the $500,000 borrowed from directors/ management/ shareholders to fund the loans to Contact Solutions Group Inc.

The Company had significant "other items" in Fiscal 2001, including $26,725 in business investigation costs primarily related to Contact Solutions versus $nil in Fiscal 2000; these costs related to costs to acquire Contact Solutions Group Inc. Also, the Company "earned" interest income of $68,415 in Fiscal 2001 versus $285, this income related to interest income on the $500,000 advance to Contact Solutions Group Inc. and interest earned on bank deposits.

Net Income (Loss) was ($198,310) and ($77,410) for Fiscal 2001 Ended 12/31/2001
and Fiscal 2000, respectively. Net Loss per Share was ($0.06) and ($0.02) for the Fiscal 2001 Ended 12/31/2001 and Fiscal 2000, respectively.


Liquidity and Capital Resources
===============================
The Company has been inactive in the capital markets since issuing 2,268,498 common shares in Fiscal 1999 to settle $453,699 in debts. During Fiscal 2001, the Company cancelled 10,000 preferred shares, related to shares returned to the treasury by a former Director. The Company needs additional financing to support operations, for which it had no firm commitment.


Nine Months Ended 9/30/2002
===========================
The Company had negative working capital of ($957,492) on 9/30/2002. Much of the current liabilities represent funds owing to Directors and Senior Management, where demand for payment is not anticipated in the near future.
At 9/30/2002, the Company had $20,248 in cash and cash equivalents, sufficient to temporarily fund operations. Cash Used by Nine Months Ended 9/30/2002 Operating Activities totaled ($208,934) including the ($80,862) Net Loss. Significant adjustments included ($77,000) in net changes in non-cash working capital items. Cash Used in Nine Months Ended 9/30/2002 Investing Activities was ($7,500) resulting from a decrease in deposit. Cash Raised in Nine Months Ended 9/30/2002 Financing Activities was $nil.


Fiscal 2001 Ended 12/31/2001 vs. Fiscal 2000
============================================
The Company had working capital of ($869,130) on 12/31/2001.
The Company had working capital of ($170,820) on 12/31/2000.
The Company had working capital of ($ 93,410) on 12/31/1999.

Cash Used by Fiscal 2001 Ended 12/31/2001 Operating Activities totaled ($61,564) including the ($198,310) Net Loss. Significant adjustments included
the $141,746 in net changes in non-cash working capital items.   Cash Used in
Fiscal 2001 Investing Activities was $500,000, representing the funds loaned to Contact Solutions Group Inc. Cash Provided by Fiscal 2001 Financing Activities was $767,080, representing increased loans payable to directors/management/ shareholders. Cash Used by Fiscal 2000 Ended 12/31/2000 Operating Activities totaled ($50,521), including the ($77,410) Net Loss. Significant adjustments included $34,191 in net changes in non-cash working capital items. Cash Used in Fiscal 2000 Investing Activities was $nil. Cash Provided by Fiscal 2000 Financing Activities was $78,424, representing increased loans payable to directors/management/shareholders.

Management and Directors have loaned substantial funds to the Company over the last several years; during Fiscal 1997 and 1999, a material percentage of this loans were converted to equity. At 9/30/2002, the Company funds owed to shareholders, management and Directors comprised a preponderant percentage of outstanding accounts payables and loans.

Critical Accounting Policies
============================
The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the Canada. There are no material differences between US GAAP and Canadian GAAP, as applied to the Company's financial state-ments. Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consol-idated financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES
====================================================

6.A.  Directors and Senior Management
=====================================
                                  Table No. 6
                        Directors and Senior Management
                               February 28, 2003
______________________________________________________________________________
                                                                       Date of
                                                                         First
                                                                   Election or
Name                           Position                  Age       Appointment
------------------------------------------------------------------------------
Gregory C. Burnett (1)(2)(3)   President/CEO/Director     40         June 2000
Alan G. Crawford (1)(2)        Director                   47         June 2000
Kevin R. Hanson (1)(2)         Director                   45         June 2000
Brent Petterson (4)            Secretary                  41         June 2000
Michael S. Weingarten          Director                   47         June 2001
------------------------------------------------------------------------------
(1)  Member of Audit Committee.
(2)  Member of Executive Committee.
(3)  He spends about 20% of his time on the affairs of the Company.
(4)  He spends about  5% of his time on the affairs of the Company.
(5)  All business addresses c/o Tri-Lateral Venture Corporation
                                750 Pender Street #604
                                Vancouver, BC  Canada  V6C 2T7
______________________________________________________________________________

Gregory C. Burnett, President/CEO and a Director of the Company, brings 16 years experience in corporate management. Since 1989, he has been President of Carob Management Ltd., a private management consulting company, specializing in providing due diligence services, developing business plans, and structuring/ managing various venture capital projects, primarily in the public market area. Mr. Burnett serves on the board of directors and is a consultant to the following public companies: Garibaldi Granite Corp., Orko Gold Corp., Camflo International Inc., and Prefco Enterprises Inc., all listed on the TSX Venture Exchange; and Ocean Ventures Inc. which is listed on the NASD OTCBB. Mr. Burnett obtained a Master of Business Administration degree (1986) and a Bachelor of Applied Sciences Degree in Civil Engineering (1984) from the University of British Columbia. He lives in British Columbia, Canada.

Alan G. Crawford, Director of the Company, is the founder and President of the Telchven Finance Group of Companies, doing business in Vancouver, Canada, and Edinburgh, Scotland since 1991. Mr. Crawford's public company experience includes the formation, financing and management of companies on the Toronto Stock Exchange, TSX Venture Exchange, NASDAQ, German markets, and the London Stock Exchange. Related experience includes corporate finance strategy, mergers and acquisitions, investor relations and business planning. Mr. Crawford was previously a Corporate Finance Partner and Registered Representative in Canaccord Capital Corp. and Nesbitt Burns, where he was involved in the structure, syndication and financing of public and private companies. Mr. Crawford has a Master of Business Administration (MBA), Honors, 1993 from the University of Edinburgh where he majored in technology finance and marketing, as well as a Chartered Financial Planning (CFP), Honors Accreditation (1987). He lives in British Columbia, Canada.

Kevin R. Hanson, Director of the Company, has been a chartered accountant since 1983, a certified public accountant (CPA) since 2001, and is currently a partner with Amisano Hanson, Chartered Accountants, since 1991. From 1987 to 1991, Mr. Hanson provided services as a controller of seven reporting public companies while working for Clark Consulting Services Inc. From 1994 until 1998, Mr. Hanson served as a member of the Technical Subcommittee to the British Columbia Securities Commission and the Vancouver Stock Exchange. Mr. Hanson is President/Director of Brockton Capital Corp., "capital pool" public company that trades on the TSX Venture Exchange. Mr. Hanson is also a director of: Zena Capital Corp., a capital pool company listed on the TSX Venture Exchange. He lives in British Columbia, Canada.

Brent Petterson, Corporate Secretary of the Company, obtained his Certified General Accountant designation in 1989 and has 15 years of public practice accounting experience as well as three years of property management experience. Mr. Petterson is the President of Hiatt Management Ltd., a real estate investment company since 1996; and President of Acony Belle Management Ltd., a financial consulting company since 2001.

Michael S. Weingarten is a Director of the Company. In 1999, as the President and controlling shareholder of Business Supplies Are Us Inc. ("BSRU"), he successfully completed the reverse take-over of a capital pool company, Balmoral Capital Corp., and listed the company on the Canadian Venture Exchange (formerly
the Vancouver Stock Exchange).   The public company is now named Commercial
Consolidators Corp. His achievements to date which attribute to his success include being a founding majority shareholder of BSRU; founder and President of Complete Telemanagement Services Inc., the major hybrid channel for AT&T Canada with regard to local Centrex resale, bundled with long distance services; Director of Operations for Preferred Telemanagement, a reseller of Centrex local lines and owner and President of Isoceles Telephone Corp. Mr. Weingarten also is a director of Brockton Capital Corporation, a "capital pool" public company that trades on the TSX Venture Exchange in Canada. Mr. Weingarten is also a director of Zena Capital Corp., a "capital pool" company listed on the TSX Venture Exchange. He lives in Ontario, Canada.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serve at the pleasure of the Board of Directors.

Despite the Company's Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.


6.B.  Compensation
==================
Cash Compensation. Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2001 ended 12/31/2001 was CDN$30,000, indirectly paid to Gregory Burnett, President/CEO.

Director Compensation. The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options. The Company may grant stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership". There are no stock options outstanding.

Change of Control Remuneration. The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2002 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation. No Senior Management/Director received "other compensation" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation. Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits. No funds were set aside or accrued by the Company during Fiscal 2001 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices
=====================
6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.
==============================================
6.C.2.  Directors' Service Contracts.  --- No Disclosure Necessary ---
====================================
6.C.3.  Board of Director Committees.
=====================================
The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Gregory Burnett, Alan Crawford, and Kevin Hanson. The Audit Committee met once during Fiscal 2001 and once during Fiscal 2002.

6.D.  Employees
===============
As of 2/28/2003, the Company had two employees, representing the Senior Management. As of 12/31/2001, 12/31/2000 and 12/31/1999, there were two, two and two employees (including the Senior Management), respectively. None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership
=====================
Table No. 7 lists, as of 2/28/2003, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common share, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group. Table No. 7 also includes data on Terry Amisano and Ruby Holdings Ltd., the only other persons/companies where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company's securities.

                                  Table No. 7
                Shareholdings of Directors and Senior Management
                        Shareholdings of 5% Shareholders
______________________________________________________________________________
Title                                             Amount and Nature    Percent
  of                                                  of Beneficial         of
Class    Name of Beneficial Owner                         Ownership    Class #
------------------------------------------------------------------------------
Common   Alan Crawford                                      600,474      17.8%
Common   Gregory Burnett                                    352,474      10.4%
Common   Kevin R. Hanson                                    330,474       9.8%

Common   Ruby Holdings Ltd. (1)                             600,474      17.8%
Common   Terry M. Amisano                                   274,799       8.1%
Total Directors/Management/5% Holders                     2,158,695      63.9%

(1) Ruby Holdings is an investment corporation incorporated pursuant to the laws of Turks & Caicos with a registered office located at Design House Leeward High P.O. Box 150, Providenciales, Turks & Caicos Islands, British West Indies.

#  Based on 3,372,054 shares outstanding as of 2/28/2003.
______________________________________________________________________________


Stock Options. The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the Canadian Unlisted Board and the Ontario Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. The Company has no formal written stock option plan.

Such "terms and conditions", including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Company's stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Canadian Unlisted Board and Ontario Securities Commission policies in respect of incentive stock options provides that shareholder approval is not required if the aggregate number of common shares that may be reserved for issuance pursuant to incentive stock options does not exceed 10% of the issued common shares of the Company, 5% to any one individual and 2% to any consultant at the time of granting.

Shareholder approval of the grant of incentive stock options is required pursuant to the rules of the Canadian Unlisted Board and Ontario Securities Commission where the grant will result in the Company having options outstanding which, in aggregate, are exercisable to acquire over 10% (to a maximum of 20%) of the outstanding common shares of the Company.

In addition, disinterested shareholders (all shareholders excluding insiders and associates of insiders) approval is required pursuant to the rules of the Canadian Unlisted Board and Ontario Securities Commission where:
(a) grant of incentive stock options could result at any time in:
      (i) the Company having options outstanding to insiders which, in aggregate, are exercisable to acquire over 10% of the outstanding common shares of the Company; or
     (ii) the issuance to insiders, within a one year period, of common shares which, in aggregate, exceed 10% of the outstanding common shares of the Company; or
    (iii) the issuance to any one insider and such insider's associates, within a one year period, of common shares which, in aggregate, exceed 5% of the outstanding common shares of the Company; or
     (iv) the issuance to any consultant of common shares which, in aggregate, exceed 2% of the outstanding common shares of the Company; or
(b) the Company is proposing to decrease the exercise price of stock options held by any insiders.

The program authorizes the Board, or a committee thereof, to grant stock options from time to time to officers, directors and employees of the Company and its affiliates.

Under the program, stock options are non-assignable and may be granted for a term not exceeding ten years. The exercise price of a stock option may not be lower than the closing price of the common shares on the Canadian Unlisted
Board on the business day immediately preceding the date the option is granted. If an optionee ceases to be an officer, director or employee of the Company other than by reason of the death of such optionee, any outstanding stock option held by such optionee will expire one month after the date of termination of service, or such later date as the Board may determine. In the event of the death of an optionee, any outstanding stock option held by the optionee will be exercisable by such optionee's representatives for a period of twelve months after such death.

No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The Board, in certain events, as to exercise price and number of common shares, to prevent dilution or enlargement, may adjust outstanding stock options.

The Company has the right to create a multi-year vesting schedule.

As of 2/28/2003, there were no stock options outstanding.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
==========================================================
7.A.  Major Shareholders.
========================
7.A.1.a.  Holdings By Major Shareholders.
========================================
Refer to ITEM #6.E and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders' Holdings.
=============================================================
The participation in private placements of equity by the Company, the exercise of stock options/share purchase warrants, and sales by the individuals has lead over the last several years to some significant changes in the holdings of major shareholders; table reflects direct/indirect holdings of common shares, refer to Table No. 7 for additional information.
______________________________________________________________________________

                                     Shares     Shares      Shares      Shares
                                      Owned      Owned       Owned       Owned
                                 12/31/2002 12/31/2001  12/31/2000  12/31/1999
------------------------------------------------------------------------------
Alan Crawford                       600,474    600,474     600,474           0
Gregory Burnett                     352,474    600,474     600,474           0
Kevin Hanson                        330,474    600,474     600,474           0

Ruby Holdings Ltd.                  600,474    600,474     600,474           0
Terry Amisano                       274,799    563,369     582,399           0
______________________________________________________________________________

7.A.1.c. Different Voting Rights. The Company's major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership. On 6/26/2002, the Company's shareholders' list showed 3,372,054 common shares outstanding, with 2,657 registered shareholders. 72 of these shareholders were U.S. residents, holding 17,914 shares (representing about 1% of the issued/outstanding shares) and 2,569 registered shareholders resident in Canada, holding 2,754,410 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 3,000 beneficial owners of its common shares.

7.A.3. Control of Company. The Company is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., "History and Growth of the Company", and ITEM #6.E., "Share Ownership".

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary


7.B.  Related Party Transactions
================================
Shared Office
=============
The Company's executive offices are located in facilities shared with Amisano Hanson, Chartered Accountants. Terry Amisano and Kevin Hanson are principles of Amisano Hanson, Chartered Accountants. The Company paid $6,000 and $3,000 in rent/ administrative services to Amisano Hanson during Fiscal 2001 and Fiscal 2000, respectively.

Accounting Fees
===============
The Company paid accounting fees of $7,681 and $5,704 to Amisano Hanson during Fiscal 2001 and Fiscal 2000, respectively.

Indirect Payments to Gregory Burnett, President/CEO
===================================================
Mr. Burnett is paid his $2,500 monthly compensation for his services as President/CEO through payments to Carob Management Ltd., a company controlled by Mr. Burnett. During Fiscal 2001 and Fiscal 2000, respectively, Carob Management Ltd. was paid $30,000 and $15,000.

Shareholder Loans
=================
On 7/27/2001, Gregory Burnett (President/CEO/Director of the Company) and Michael Weingarten (subsequently a Director of the Company) lent $500,000 to the Company to facilitate the Company's lending the funds to Contact Solutions Group Inc. The promissory note is due on demand and charges interest of 10% per year. During Fiscal 2001, $35,417 was paid in interest.

Amounts Owing to Senior Management/Directors
============================================
At 12/31/2001, 12/31/2000, and 12/31/1999, $116,191, $48,270, and $16,600 was
owed to officers/directors for accounting fees, consulting fees, interest expense and rent. These amounts are unsecured, non-interest bearing, and have no fixed terms of repayment.

At 12/31/2001, $250,000 was owed to Michael Weingarten, a Director of the Company, in respect of a loan payable; this loan bears interest at 10% per year, is unsecured, and is payable upon demand.

Other than as disclosed above, there have been no transactions since 12/31/1998, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel   --- No Disclosure Necessary ---
======================================

ITEM 8.  FINANCIAL INFORMATION
==============================
8.A.  Consolidated Statements and Other Financial Information
=============================================================
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Morgan & Company, independent Chartered Accountants, is included herein immediately preceding the financial statements.

Audited Financial Statements:
=============================
  Fiscal 2001 Ended December 31st
  Fiscal 2000 Ended December 31st

Unaudited Financial Statements
==============================
  Nine Months Ended 9/30/2002 and 9/30/2001

8.A.7.  Legal/Arbitration Proceedings
=====================================
The Company brought an action on 9/1/2001 in the Superior Court of Ontario in Toronto against Contact Solutions Group Inc. ("CSG") and the principal of CSG (Parry Rosenberg), for recovery of $500,000 previously loaned to CSG. CSG and the principal of CSG, in turn has brought a counterclaim against the Company claiming $3,000,000 damages for breach of a share purchase agreement between the Company and CSG and a further $500,000 in punitive damages. The Company believes the counterclaim is without merit and intends to vigorously defend it. Through 12/31/2002, the Company had spent about $30,000 on legal expenses on this matter.

The Directors and the management of the Company do not know of any other material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no other active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes
=========================
No significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statements.


ITEM 9.  THE OFFER AND LISTING
==============================
9.A.4.  Common Share Trading Information
========================================
The Company's common shares began trading for over ten years on the Canadian Dealing Network in Toronto, Ontario, Canada. The Canadian Dealing Network was absorbed by the Canadian Venture Exchange (which was subsequently absorbed by the TSX Venture Exchange). The Canadian Unlisted Board, where the Company's common shares currently trade, evolved out of these mergers as an "exchange" for those companies not seeking to be listed or not qualifying for listing on the Canadian Venture Exchange. The current stock symbol is "TRIV". The CUSIP number is #89557A-30-5.

Neither the Canadian Unlisted Board nor the Ontario Securities Commission maintain public records regarding the trading activities of securities traded on the Canadian Unlisted Board; the only archived official records are maintained for market regulation purposes only. Upon review of informal records maintained by stockbrokerage firms, the Company estimates that the high and low prices during Fiscal 2001 and Fiscal 2002 were $1.00 and $1.50; a rough estimate of volume was 800,000 shares. The closing price was $1.00 on February 28, 2003.

Canadian Unlisted Board
=======================
The Canadian Unlisted Board Inc. ("CUB") offers an internet, web-based system for dealers to report completed trades in unlisted and unquoted equity securities in Ontario as required pursuant to Part VI of Regulation 1015 to the Ontario Securities Act.

The CUB system replaced the prior TSE/CATS reporting mechanism on 10/10/2000.

Further information about CUB and Over-The-Counter (OTC) trading may be obtained if you e-mail the CUB at cubadmin@cub.ca or call the CUB at 866-282-9327.

The system is secured by user identification codes and passwords.

9.5.  Common Share Description
==============================
Registrar/Common Shares Outstanding/Shareholders
================================================
The Company's common shares are issued in registered form and the following information is taken from the records of CIBC Mellon Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

Common Share Description
========================
All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Business Corporations Act (Ontario). Unless the Business Corporations Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Share Purchase Warrants
=======================
As of 2/28/2003, no share purchase warrants were outstanding.

9.A.6.  Differing Rights
========================
9.A.7.a.  Subscription Warrants/Right
=====================================
9.A.7.b.  Convertible Securities/Warrants
=========================================
          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified
================================
The common shares trade on the Canadian Unlisted Board.
Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION
================================
10.A.  Share Capital
====================
10.A.1. Authorized/Issued Capital. As of 12/31/2002, 12/31/2001, and 12/31/2000, the authorized capital of the Company was an unlimited number of common shares without par value and an unlimited number of non-voting convertible redeemable non-cumulative 6% preference shares without par value. At these dates, there were 3,372,054, 3,372,054, and 3,372,054 common shares issued and outstanding, respectively.

Over 10% of capital has been "paid for" with assets other than cash within the past five years, considering that the Company has issued 2,846,886 common shares for $1,652,775 of debt (Fiscal 1997 and Fiscal 1999).

10.A.2.  Shares Not Representing Capital.
========================================
10.A.3.  Shares Held By Company.
===============================
--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants
==============================================
10.A.5.  Stock Options/Share Purchase Warrants
==============================================
--- None Outstanding ---
--- Refer to ITEM #6.E. and Table No. 7. ---

10.A.6.  History of Share Capital
=================================
Fiscal 1999: Shares for Debt, 2,268,498 shares, $453,699
Fiscal 2000: None
Fiscal 2001: None
Fiscal 2002 to Date: None

10.A.7.  Resolutions/Authorizations/Approvals
=============================================
--- No Disclosure Necessary ---

10.B.  Memorandum and Articles of Association
=============================================

Objects and Purposes
====================
The Articles of Incorporation place no restrictions upon the type of business that the Company may engage in.

10.B.2.  Directors
==================
Disclosure of Interest of Directors/Officers,
============================================
Section 4.18 the By-Laws
========================
A director or officer who is party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Company shall disclose the nature and extent of his interest at the time and in the manner provided by the Business Corporation Act (Alberta) ("Act"). Any such contract or proposed contract shall be referred to the Board of Directors or shareholders for approval even if such contract is one that in the ordinary course of the Company's business would not require approval by the Board or shareholders, and a director interested in a contract so referred to the Board shall not vote on any resolution to approve the same unless the material contract or transaction is:
a) an arrangement by way of security for money lent to or obligations undertaken by him for the benefit of the Company or an affiliate;
b) One relating primarily to his remuneration as a director, officer, employee, or agent of the Company or an affiliate;
c)  one for indemnity or insurance as specified under the Act; or
d)  one with an affiliate.

Not withstanding the foregoing provision on voting by such a director, he may be present at and counted to determine the presence of a quorum at the relevant meeting of directors as provided in the Act. For the purposed of this section 4.18, "affiliate" means an affiliated body corporate within the meaning of subsection 1(4) of the Act.

Remuneration and Expenses of Directors, Section 4.19 the By-Laws
Subject to the articles or any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the Board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof. Nothing herein contained shall preclude any director from serving the Company in any other capacity and receiving remuneration therefore.

Borrowing Power, Section 3 of the By-Laws
Without limiting the borrowing powers of the Company as set forth in the Act, but subject to the articles and any unanimous shareholders agreement, the Board may from time to time on behalf of the Company, without authorization of the shareholders:
a)  borrow money upon the credit of the Company;
b) issue, reissue, sell or pledge bonds, debentures, notes or other similar obligations or guarantee of such an obligation of a body corporate, whether secured or unsecured;
c) to the extent permitted by the Act, give directly or indirectly financial assistance to any person by means of a loan, a guarantee on behalf of the Company to secure performance of any present or future indebtedness, Liability or obligation of any person, or otherwise; and
d) charge, mortgage, hypothecate, pledge, or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Company, including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Company.

Nothing in this section limits or restricts the borrowing of money by the Company on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Company.


Director Retirement
===================
Neither the Company's memorandum/ articles/by-laws nor Ontario law requires retirement or non-retirement of directors under an age limit requirement.

Director Stock Ownership
========================
Neither the Company's memorandum/ articles/by-laws nor Ontario law requires share ownership by directors.


10.B.3.  Rights, Preferences, Restrictions of Common Shares
===========================================================
Dividends, Section 10.1 of the By-Laws
======================================
Subject to the Act and the articles, the Board may from time to time declare dividends payable to the shareholders according their respective rights and interests in the Company. Dividends may be paid in money or property by issuing fully-paid shares of the Company or options or rights to acquire fully-paid shares of the Company.

Voting Rights, Section 9.11 and 9.15 of the By-Laws
Subject to the provisions of the Act, at any meeting of the shareholders in respect of which the Company has prepared a shareholders' list, every person who is named in such list shall be entitled to vote the share shown. At any meeting of the shareholders, every question shall, unless otherwise required by the articles or by-laws or by law (refer to "special resolution" below) be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

Neither the Company's memorandum/articles/by-laws nor Ontario law permit: staggered terms for Directors; cumulative voting; shareholder approval of corporate matter by written consent; the adoption of various "poison pill" measures precluding shareholders from realizing a potential premium over the market value of their shares.


Rights to Share in Profits
==========================
Rights in event of liquidation
==============================
Redemption Provisions
=====================
Sinking Fund Provisions
=======================
Liability to Further Capital Calls
==================================
Discriminatory Rights Against Significant Shareholders
======================================================
The Company's articles/by-laws do not address these issues. Accordingly, the shareholders' rights regarding these issues are governed by Ontario law and any exchange upon which the common shares trade.

10.B.4.  Modification of Rights of Shareholders
===============================================
Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the "Company Act" of Ontario, Canada. Unless the "Company Act" or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

Special Resolution
==================
The Company's Articles and the Business Corporations Act (Ontario) contain provisions that require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a two-thirds vote of shareholders rather than a simple majority for passage. The principal corporate actions that require a "special resolution" include:
a. Approval of contracts or transactions that give rise to certain conflicts of interest by Directors or Officers in certain circumstances;
b.  Disposing of all/substantially all of Company's undertaking or assets;
c.  Changing the Company name;
d. Amalgamation of the Company with another corporation (other than wholly -owned subsidiaries); and
e.  Altering any restrictions on the Company's business; and
f.  Certain reorganizations of the Company.


10.B.5.  Annual Meetings, Special Meetings, Section 9 of the By-Laws
====================================================================
Annual meeting of shareholders shall be held at such time in each year and, subject to section 9.3, at such place as the Board, the chairman of the Board, the managing director, or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors (unless the Company dispenses with such appointment in accordance with the Act) and for the transaction of such other business as may properly be brought before the meeting.

The board, the chairman of the board, the managing director or the president shall have power to call a special meeting of shareholders at any time.

Subject to the articles and any unanimous shareholder agreement, meetings of shareholders shall be held at the registered office of the Company or elsewhere in the municipality in which the registered office is situate or, if the board shall so determine, at some other place in or outside Ontario.

For every meeting of shareholders, the Company shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting in accordance with the Act. The only persons entitled to be present at a meeting of the shareholders shall be those entitled to vote thereat, the directors and auditors of the Company and others, who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

Shareholder meetings are called in accordance with the rules of the Business Corporation Act (Ontario) by approval of the Board of Directors determining the time, date, and place of such meetings, which must be held in Canada and not less than 54 days from the date of public notice of such meeting. The quorum for a shareholders' meeting or continuance thereof is two shareholders present in person or by proxy representing not less than 5% of the common shares eligible to vote at such meeting.

10.B.6.  Limitations on Rights to Own Shares
============================================
The Company is unaware of any limitations on the rights to own securities, including those of non-resident or foreign shareholders.

10.B.7.  Change of Control of Company
=====================================
There are no provisions of the Company's articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

10.B.8.  Disclosure of Share Ownership
======================================
Although not expressly enumerated in the Articles/By-Laws, pursuant to Canadian regulations, shareholder ownership must be disclosed by any shareholder who owns more than 10% of the Company's common shares.

10.C.  Material Contracts   --- No Disclosure Necessary ---
=========================

10.D.  Exchange Controls
========================
Except as discussed in ITEM #10.E., the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares. There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada. The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:
1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding US$179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada. This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2. If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding US$5,000,000 and any indirect acquisition having an asset value exceeding US$50,000,000 is reviewable.

3. If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services.

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada;
(ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act. However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity. An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisi-tion of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada. If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment. Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors. The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

10.E.  Taxation
===============
Canadian Federal Income Tax Considerations
==========================================
The following summary discusses only the Canadian federal income tax considerations generally applicable to a holder (a "Holder") of one or more common shares of the Company who, for the purposes of the Income Tax Act (Canada) (the "Tax Act") is a non-resident of Canada who holds common shares as capital property. The summary deals with the provisions of the Tax Act in force on 12/31/1999. It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules. Holders and prospective holders should consult their own tax advisers with respect to their particular circumstances.

Dividends
=========
A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the
"Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%. If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares
============================
A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation
======================
For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares. The gain or loss will be a capital gain or capital loss if the Company's common shares is a capital asset in the hands of the U.S. Taxpayer.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares. A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.


10.F.  Dividends and Paying Agents
==================================
The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts
===========================
The Company's auditors for its financial statements for each of the preceding two years was Morgan & Company, Chartered Accountants, 700 West Georgia Street, #1730, Vancouver, British Columbia, Canada V7Y 1A1. They are members of the British Columbia Institute of Chartered Accountants. Their audit report for Fiscal 2001/2000 is included with the related financial statements in this Registration Statement with their consent. The auditors for Fiscal 1999 were Amisano Hanson, Chartered Accountants.

10.H.  Document on Display    --- No Disclosure Necessary ---
==========================



ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
====================================================================
          --- No Disclosure Necessary ---


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
================================================================
12.A.  Debt Securities            --- No Disclosure Necessary ---
12.B.  Warrants and Rights        --- No Disclosure Necessary ---
12.C.  Other Securities           --- No Disclosure Necessary ---
12.D.  American Depository Shares  -- No Disclosure Necessary ---



                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
=========================================================
          --- No Disclosure Necessary ---


ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
==========================================================
          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---


ITEM 15.  CONTROLS AND PROCEDURES
=================================
Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, including the period when this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation. Nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.


ITEM 16.  RESERVED
==================





                                    PART III

ITEM 17.  FINANCIAL STATEMENTS
==============================
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles
(GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Morgan & Company, independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements
============================
 Auditor's Report, dated 4/30/2002

 Balance Sheets at 12/31/2001 and 12/31/2000

 Statements of Cash Flows for the years ended 12/31/2001 and 12/31/2000

 Notes to Financial Statements

Unaudited Financial Statements
==============================
 Balance Sheets at 9/30/2002 and 12/31/2001

 Statements of Loss and Deficit for the Nine Months 9/30/2002 and 9/30/2001

 Statements of Cash Flows for the Nine Months 9/30/2002 and 9/30/2001

 Notes to Financial Statements

ITEM 18.  FINANCIAL STATEMENTS
==============================
The Company has elected to provide financial statements pursuant to ITEM #17.



ITEM 19.  EXHIBITS
==================
                                                                          Page


1. Articles of Incorporation/Bylaws as currently in effect:                 50
   1.1.  Certificate of Incorporation, dated 4/24/1967
   1.2.  Certificate of Name Change,  dated  9/25/1987
   1.2.  Certificate of Name Change,  dated  3/26/1991
   1.2.  Certificate of Name Change,  dated  6/19/1995
   1.2.  Certificate of Name Change,  dated 10/01/1998
   1.3.  Articles/By-Laws,            dated  6/29/2001

2. Instruments defining the rights of holders of equity or debt securities being registered.
       --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:             No Disclosure Necessary

4.  Material Contracts:                  No Disclosure Necessary

5.  Foreign Patents:                     No Disclosure Necessary
6.  Earnings Per Share Calculation:      No Disclosure Necessary
7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary
8.  List of Subsidiaries:                No Disclosure Necessary
9.  Statement Regarding Date of Financial Statements:
                                         No Disclosure Necessary

10.  Additional Exhibits:
     a.  Information Circular for Takeover Bid, dated 5/26/2000             78
     b.  Form 42, Report of Takeover Bid, dated 5/29/2000                   84
     c.  Notice/Information Circular for AGM held 8/6/2002                  86
     g.  Consent of Auditor, Morgan & Company, dated 4/30/2002             111




                                Mining Glossary

Anomalous:
Results of geophysical or geochemical testing which deviate from the expected or calculated value.

Aphanitic:
A crystalline texture with individual crystals too small to be visible to the unaided eye

Amphibole:
A crystalloblastic rock consisting mainly of amphibole and plagioclase with little or no quartz.

Argillaceous:
Consisting of clays or having a clayey nature.

Biotite:
A platy magnesium-iron mica, common in igneous rocks.

Cherty:
Pertaining to compact rocks consisting essentially of micro-crystalline quartz.

Crystalloblastic:
Said of a crystalline texture produced by metamorphic re-crystallization under conditions of high viscosity and directed pressure, in contrast to igneous rock textures that are the result of successive crystallization of minerals under conditions of relatively low viscosity and nearly uniform pressure.

Diorite (Dioritic):
An igneous intrusive rock composed primarily of plagioclase feldspar, biotite, pyroxene and or hornblende sometimes with small amounts of quartz.

Dykes:
Tabular intrusive bodies of igneous rock that cuts across bedding.

Facies:
A term of wide application, referring to such aspects of rock units as rock type, mode of origin, composition, fossil content, or environment of deposition.

Felsic:
An igneous rock made up of light colored minerals; composed primarily of feldspar and silica.

Feldspar:
Any of a group of crystalline minerals characterized by two cleavages at nearly right angles; one of the most important constituents of igneous rocks.

Fold:
A curve or bend of a planar structure such as rock strata, bedding planes, foliation, or cleavage

Garnet:
Any of a group of hard, deep red, brownish, or green vitreous minerals, silicates of calcium, magnesium, iron, or manganese with aluminum or iron.

Glaciated Precambrian Shield:
A area covering much of northern Canada consisting of the oldest, most stable

Igneous Rocks:
Rocks formed by the solidification of molten material that originated within the Earth

Isoclinal Fold:
A fold whose limbs are parallel.

Komatiite:
A volcanic rock with s distinctive texture.

Lithological:
Related to a boundary between two different rock types.

Mafic:
An gineous rock composed chiefly of one or more ferromagnesian (containing iron and magnesium), dark colored minerals.

Magnetometer:
An instrument used to measure the magnetic attraction of underlying rocks.

Metamorphism:
A geological process where the original mineral composition of a rock is changed or metamorphosed in response to local or regional scale changes in temperature, pressure and the action of chemically active fluids.

Mica:
Any member of a group of minerals, hydrous silicates of aluminum, that separate readily into thin, tough, often laminae.

Plagioclase:
Any of a group of feldspars containing a mixture of sodium and calcium feldspars

Porphyry, Porphyries:
Disseminated minerals in a large body of rock. In the commercial sense the term is not restricted to ore in porphyry but is applied to deposits characterised by huge size uniform dissemination and low average metal content.

Phenocryst:
A porphyritic crystal inclusion.

Quartz:
The commonest mineral, silicon dioxide, occurring in crystals and grains. The chief component of sand.

Sericite:
A white, fine-grained potassium mica occurring in small scales as an alteration product of various minerals, having a silky luster, and found in various metamorphic rocks or in the wall rocks, fault gouge, and vein fillings of many ore deposits.

Silicification:
Referring to rocks in which a significant proportion of the original constituent minerals have been replaced by silica.

Stratigraphy:
The arrangement of rock strata, especially as to geographic position and chronologic order of sequence.

Till:
An unstratified and unconsolidated sediment deposited by glaciers.

Tuff:
A rock formed by volcanic fragments generally less than 4 mm.

Vitreous:
Of the nature or resembling glass, as in transparency, brittleness, hardness, or glossiness.

                        TRI-LATERAL VENTURE CORPORATION
                         (A Development Stage Company)
                        REPORT AND FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
                          (Stated in Canadian Dollars)

                                 AUDITORS' REPORT

To the Shareholders,
Tri-Lateral Venture Corporation
(A Development Stage Company)

We have audited the balance sheets of Tri-Lateral Venture Corporation (a development stage company) as at December 31, 2001 and 2000 and the statements of operations, shareholders' deficiency, and cash flows for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 1999 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated April 24, 2000.

Vancouver, Canada                                       "Morgan & Company"
April 30, 2002                                         Chartered Accountants

COMMENTS BY AUDITOR FOR US READERS ON CANADA-US REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company has a working capital deficiency and has incurred substantial losses from operations which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial state-ments do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated April 30, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the Auditors' Report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada                                      "Morgan & Company"
April 30, 2002                                       Chartered Accountants

                        TRI-LATERAL VENTURE CORPORATION
                         (A Development Stage Company)
                                 BALANCE SHEETS
                           December 31, 2001 and 2000
                          (Stated in Canadian Dollars)

                                                          2001           2000
                                                          ----           ----
                                     ASSETS
Current
  Cash                                               $  236,682     $   31,166
  Accounts receivable                                     1,003          5,995
  Prepaid expense                                             -         10,000
                                                      ---------      ---------
                                                        237,685         47,161
Promissory note receivable - Notes 3 and 9              500,000              -
                                                      ---------      ----------
                                                        737,685         47,161
                                                      =========      ==========

                                    LIABILITIES
Current
  Accounts payable and accrued liabilities
   - Notes 6 and 10                                     261,311        139,557
  Loans payable - Notes 4 and 6                         845,504         78,424
                                                      ---------      ---------
                                                      1,106,815        217,981
                                                      ---------      ---------
                             SHAREHOLDERS' DEFICIENCY

Share capital - Note 5                                5,783,259      5,785,259
Contributed surplus                                       2,000              -
Deficit                                              (6,154,389)    (5,956,079)
                                                     -----------    -----------
                                                       (369,130)      (170,820)
                                                     -----------    -----------
                                                        737,685         47,161
                                                     ==========     ===========
Nature and Continuance of Operations - Note 1
Contingency - Note 9

ON BEHALF OF THE BOARD:

"Greg Burnett"                                 "Kevin Hanson"
    Director                                      Director

                        TRI-LATERAL VENTURE CORPORATION
                         (A Development Stage Company)
                            STATEMENTS OF OPERATIONS
              for the years ended December 31, 2001, 2000 and 1999
                           (Stated in Canadian Dollars)


                                                  2001         2000        1999
------------------------------------------------------------------------------
Administrative Expenses
  Accounting fees - Note 6                     $ 9,846      $ 7,454     $ 7,091
  Bad debts                                     58,333            -           -
  Bank charges and interest - Note 6            71,600          315         244
  Consulting fees - Note 6                      30,000       25,000           -
  Filing fees                                    1,417        1,437           -
  Legal fees                                    41,549       27,386       4,742
  Management fees                                    -            -      12,000
  Rent, office and administration - Note 6       6,174        3,653      65,348
  Transfer agent                                20,385       17,005      15,386
  Travel and promotion                             696        2,757           -
--------------------------------------------------------------------------------

Loss before other items                       (240,000)     (85,007)   (104,811)
Other items
  Business investigation costs                 (26,725)           -      (5,559)
  Interest earned                               63,415          295         278
  Gain on settlement of accounts  payable        5,000        7,302           -
  Loss on write-off of resource properties           -            -          (1)
--------------------------------------------------------------------------------

Net loss                                      (198,310)     (77,410)   (110,091)
================================================================================

Deficit accumulated to December 31,  1998           -             -           -
--------------------------------------------------------------------------------

Weighted average number
of shares  outstanding                      (3,372,054)  (3,372,054) (2,321,708)
================================================================================

Basic and diluted loss per share            $    (0.06)  $    (0.02) $    (0.05)
================================================================================

                       TRI-LATERAL VENTURE CORPORATION
                         (A Development Stage Company)
                     STATEMENTS OF SHAREHOLDERS' DEFICIENCY
                  for the years ended December 31, 1999 to 2001
                          (Stated in Canadian Dollars)


                                                             Deficit
                                                             Accumu-
                                                             lated
                                                             During
                                                             the
                  Common Stock     Preferred Stock  Contri   Devel-
                Issued             Issued           buted    opment
                Shares   Amount    Shares   Amount  Surplus  Stage      Total
-------------------------------------------------------------------------------
Cumulative
totals to
12 31 98     1,103,556 $5,329,560   10,000  $2,000  $ -  $(5,768,578) $(437,018)

Issuance
of shares
pursuant
to debt
settlement
agreements   2,268,498    453,699        -            -           -     453,699

Net loss
for the
year ended
12 31 99             -          -        -            -     (110,091)  (110,091)
------------------------------------------------------------------------------
Balance,
12 31 99     3,372,054  5,783,259   10,000   2,000    -   (5,878,669)   (93,410)
Net loss
for the
year ended
12 31 00             -          -    -                -      (77,410)   (77,410)
-------------------------------------------------------------------------------
Balance,
12 31 00     3,372,054  5,783,259   10,000   2,000    -   (5,956,079)  (170,820)
Cancellation
of preferred
shares               -          -  (10,000) (2,000) 2,000          -          -
Net loss for
the year ended
12 31 01             -          -        -       -     -    (198,310)  (198,310)
-------------------------------------------------------------------------------

Balance,
12 3101      3,372,054 $5,783,259        -    $ - $2,000 $(6,154,389) $(369,130)
===============================================================================

                        TRI-LATERAL VENTURE CORPORATION
                         (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS
              for the years ended December 31, 2001, 2000 and 1999
                           (Stated in Canadian Dollars)


                                                2001        2000       1999
----------------------------------------------------------------------------
Operating Activities
  Net loss for the year                     $(198,310)   $(77,410)  $(110,091)
  Add item not affecting cash:
   Gain on settlement of accounts  payable     (5,000)     (7,302)          -
   Loss on write-off of resource  properties        -           -           1
   Changes in non-cash working capital
    items related to operations:
      Accounts receivable                       4,992      (5,364)      7,646
      Prepaid expense                          10,000     (10,000)          -
      Accounts payable and accrued
        Liabilities                           126,754      66,155      63,735
      Due to related parties                        -     (16,600)     10,000
------------------------------------------------------------------------------

Cash used in operating activities             (61,564)    (50,521)    (28,709)
------------------------------------------------------------------------------

Investing Activity
  Increase in promissory note receivable     (500,000)          -           -
------------------------------------------------------------------------------

Financing Activity
  Increase in loans payable                   767,080      78,424           -
-----------------------------------------------------------------------------

Increase (decrease) in cash                   205,516      27,903     (28,709)

Cash, beginning                                31,166       3,263      31,972
------------------------------------------------------------------------------

Cash, end                                     236,682      31,166       3,263
==============================================================================

Non-cash Transactions - Note 7

                        TRI-LATERAL VENTURE CORPORATION
                         (A Development Stage Company)
                       NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
                          (Stated in Canadian Dollars)


Note 1  Nature and Continuance of Operations

The Company is in the development stage and is currently investigating new business opportunities. During the year ended December 31, 2001, the Company advanced $500,000 to a company in respect to a proposed acquisition of that company. The proposed acquisition did not complete and the Company has brought an action to recover the monies loaned (refer to Note 9).

The Company currently has title to 10 patented mineral claims located in the Red Lake Mining Division of Ontario. These mineral claims were written-off in previous years.

These financial statements have been prepared on a going concern basis. At December 31, 2001 the Company has a working capital deficiency of $869,130 and has accumulated losses of $6,154,389 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company was incorporated pursuant to the Ontario Business Corporations Act on April 24, 1967 as Jolly Jumper Products of America Limited. The Company changed its name on September 25, 1987 to Sun Valley Hot Springs Ranch Inc., on March 26, 1991 to Tri-Lateral Free Trade Inc., on June 19, 1995 to Tri-Lateral Investments Corporation and on October 2, 1998 to Tri-Lateral Venture Corporation.

Note 2  Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars. Except as disclosed in Note 11, these financial statements conform in all material respects with GAAP in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment. Actual results may vary from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)  Basic and Diluted Loss Per Share

     Basic earnings per share ("EPS") is calculated by dividing loss applicable to common shareholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. As at December 31, 2001 and 2000, there were potentially dilutive securities outstanding. Therefore, there was no difference in the calculation of basic and diluted EPS in 2001 and 2000.

(b)  Fair Market Value of Financial Instruments

     The carrying value of cash, accounts receivable, accounts payable and accrued liabilities and loans payable approximate fair value because of the short term maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(c)  Income Taxes

     The Company has adopted the liability method of accounting for income taxes, following new standards adopted by the Canadian Institute of Chartered Accountants ("CICA"). The adoption of the new standards resulted in no adjustments to opening retained earnings. Under the new standards, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

(d)  Mineral Property and Deferred Exploration Costs

     The acquisition of mineral properties are recorded at cost. Exploration and development costs relating to these properties are deferred until the properties are brought into production, at which time the costs are amortized on the unit of production basis, or until the properties are abandoned or sold, at which time the costs are written off. Mineral properties are abandoned, when the claims are no longer in good standing or the agreements covering the claims are in default, an din either case, management had determined that abandonment is appropriate. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of property.

     Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a plan of action based on the then known facts.

Note 3  Promissory Note Receivable

     Promissory note receivable represents a loan to Contact Solutions Group Inc. ("CSG"), secured by a general security agreement over the assets of CSG and a personal guarantee of a director of CSG, bears interest at 10% per annum and is due on demand. During the year ended December 31, 2001, a formal demand for payment was made against CSG. Refer to Note 9.

Note 4  Loans Payable - Note 6

Loans payable consists of the following:
                                                           2001        2000
                                                          ------      ------
Loans payable non-interest bearing, no specific
  terms of repayment and unsecured                    $ 345,504     $ 78,424

Promissory notes payable bearing interest at
  10% per annum, unsecured and payable on demand        500,000            -
                                                        -------       -------
                                                      $ 845,504     $ 78,424
                                                        =======       =======
Note 5  Share Capital

Authorized
Unlimited common shares
Unlimited non-voting convertible redeemable non-cumulative 6% preference shares

Note 6  Related Party Transactions - Note 4

During the year ended December 31 the Company incurred the following expenses with directors and a company with a common director:

                                                    December 31,
                                          ------------------------------
                                              2001      2000      1999
                                              ----      ----      ----
Accounting                                 $ 7,681   $ 5,704     $   -
Consulting fees                             30,000    15,000         -
Interest expense                            35,417         -         -
Rent                                         6,000     3,000         -
                                            ------     -----      -----
                                           $79,098   $23,704     $   -
                                            ======    ======      =====

The expenses were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

As at December 31, 2001, accounts payable and accrued liabilities includes $116,191 (2000 $48,270) owing to directors of the Company for unpaid accounting fees, consulting fees, interest expense and rent.

As at December 31, 2001, loans payable includes a promissory note payable owing to two directors of the Company for $500,000 (2000:$Nil) and a loan payable of $78,424 (2000:$78,424) owing to a shareholder of the Company.

Note 7  Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows as follows:
- During the year ended December 31, 2001 the Company cancelled 10,000 preferred shares at $0.20 per share ($2,000). This amount has been reclassified to contributed surplus.
- During the year ended December 31, 1998, the Company issued 2,268,498 common shares at $0.20 per share to settle debts totalling $453,699.

Note 8  Corporation Income Tax Loss Carryforwards

At December 31, 2001 the Company has accumulated non-capital losses totaling $1,218,586 which are available to offset future years' taxable income. These losses expire as follows:

        December 31, 2002       $  48,040
        December 31, 2003         209,894
        December 31, 2004         353,593
        December 31, 2005         214,852
        December 31, 2006         104,533
        December 31, 2007          84,712
        December 31, 2008         202,962
                              -----------
                              $ 1,218,586
                              ===========

At December 31, 2001 the Company has accumulated Canadian Exploration Expenses of $749,711 and Canadian Development Expenses of $134,908. These expenses carryforward indefinitely and are available to offset certain taxable income of future years at various rates per year.

The potential tax benefit of these losses and expenses, if any, has not been recorded in the financial statements.

Note 9  Contingency

The Company has brought an action in the Superior Court of Ontario against Contact Solutions Group Inc. ("CSG") and the principal of CSG, for recovery of $500,000 previously loaned to CSG. CSG and the principal of CSG, in turn has brought a counterclaim against the Company claiming $3,000,000 damages for breach of a share purchase agreement between the Company and CSG and a further $500,000 in punitive damages. The Company believes the counterclaim is without merit and intends to vigorously defend it.

Note 10  Subsequent Event

Subsequent to December 31, 2001, the Company settled accounts payable totaling $67,000 for payments totalling US$10,000 (CDN$16,000) resulting in a gain on settlement of accounts payable of $51,000.

Note 11  Differences between Canadian and United States Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

The Company's accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

Accounting for Income Taxes

Under the asset and liability method of Statement of Financial Accounting Standards No. 109 ("SFAS-109"), deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statements carrying amount of existing assets and liabilities and their respective tax bases, measured using the provisions of enacted tax laws. A deferred tax asset with respect to loss carry-forwards and timing differences would not be recognized and the application of US GAAP does not result in a material difference from Canadian GAAP.

New Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 requires the use of the purchase method of accounting and eliminates the pooling of interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. It also further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS No. 141 are effective for business combinations initiated after June 30, 2001.

Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001.

The adoption of SFAS No. 141 and SFAS No. 142 will not have a material effect on the Company's financial statements.

A quantitative reconciliation of the balance sheet and the statement of operations has not been provided because there are no quantitative differences to disclose between Canadian GAAP and US GAAP.

                        TRI-LATERAL VENTURES CORPORATION
                          INTERIM FINANCIAL STATEMENTS
                               September 30, 2002

                                  (Unaudited)
                                                     (Unaudited)   (Audited)

                                                     September 30, December 31,
                                                        2002          2001
-------------------------------------------------------------------------------

                                     ASSETS
Current
  Cash                                                $    20,248    $  236,682
  Accounts receivable                                       3,724         1,003
                                                     --------------------------
                                                           23,972       237,685
Promissory note receivable                                500,000       500,000
Deposit                                                     7,500          -
                                                     --------------------------
                                                      $   531,472    $  737,685
                                                     ==========================

                                   LIABILITIES
Current
  Accounts payable and accrued liabilities - Note 3   $   256,040    $  261,311
  Loans payable - Note 3                                  725,424       845,504
                                                     --------------------------
                                                          981,464     1,106,815
                                                     --------------------------

                             SHAREHOLDERS' DEFICIENCY
Share capital - Note 2                                  5,783,259     5,783,259
Contributed surplus                                         2,000         2,000
Deficit                                                (6,235,251)   (6,154,389)
                                                     --------------------------
                                                         (449,992)     (369,130)
                                                     ---------------------------
                                                      $   531,472   $   737,685
                                                     ==========================

                       TRI-LATERAL VENTURES CORPORATION
                     INTERIM STATEMENTS OF LOSS AND DEFICIT
             for the three and nine months ended September 30, 2002
                                   (Unaudited)


                                      Three Months ended     Nine months ended
                                          September 30,        September 30,
                                         2002      2001      2002        2001
-------------------------------------------------------------------------------
Administrative Expenses
  Accounting - Note 3                $  2,100   $     -   $  9,735     $  7,771
  Bank charges and interest - Note 3   12,344    58,508     37,683       58,894
  Consulting fees - Note 3              7,500     7,500     22,500       22,500
  Filing fees                           9,979       150     11,237        1,392
  Legal                                 2,661     8,203     23,635       40,005
  Rent and office  - Note 3             2,936     1,508      5,937        4,675
  Resource property costs               3,494         -      5,156            -
  Transfer agent                        4,925     9,147     10,450       18,493
  Travel                                   -          -      5,950            -
-------------------------------------------------------------------------------
Loss before other items               (45,939)  (85,016)  (132,282)    (153,730)
Other items
  Business investigation costs              -         -          -      (26,725)
  Interest earned                          86    60,327        348       62,781
  Gain on settlement of debt                -     5,197     51,072        5,197
--------------------------------------------------------------------------------
Net loss for the period              $(45,853) $(19,492)  $(80,862)   $(112,477)
--------------------------------------------------------------------------------

Deficit, beginning of the period                        (6,154,389)  (5,956,079)
--------------------------------------------------------------------------------

Deficit, end of the period                              (6,235,251)  (6,068,556)
--------------------------------------------------------------------------------

Basic and diluted loss per share        $(0.01)  $(0.01)    $(0.02)      $(0.03)
--------------------------------------------------------------------------------

                        TRI-LATERAL VENTURES CORPORATION
                        INTERIM STATEMENTS OF CASH FLOWS
            for the three and nine months ended September 30, 2002
                                  (Unaudited)


                                      Three Months ended     Nine months ended
                                          September 30,        September 30,
                                         2002      2001      2002        2001
-------------------------------------------------------------------------------
Operating Activities
  Net loss for the period             $(45,853) $(19,492)  $(80,862)  $(112,477)
  Add item not affecting cash:
  Gain on settlement of debt                 -    (5,197)   (51,072)     (5,197)
  Changes in non-cash working capital
  items related to operations:
    Accounts receivable                    (46)   (1,807)    (2,721)      1,731
    Prepaid expenses                         -         -          -      10,000
    Accounts payable                    11,878    10,766     45,801      59,573
-------------------------------------------------------------------------------
                                       (34,021)  (15,730)    88,854     (46,370)
-------------------------------------------------------------------------------
Financing Activity
  Increase in promissory
    note receivable                          -  (558,333)         -    (558,333)
  Increase in loans payable                  -   442,333          -     827,413
  Repayment of loans payable               (80)        -   (120,080)          -
--------------------------------------------------------------------------------
                                           (80) (116,000)  (120,080)    269,080
--------------------------------------------------------------------------------
Investing Activity
  Increase in deposit                   (7,500)        -     (7,500)          -
-------------------------------------------------------------------------------
Increase (decrease) in cash during
 the period                            (41,601) (131,730)  (216,434)    222,710

Cash, beginning of period               61,849   385,606    236,682      31,166
--------------------------------------------------------------------------------
Cash, end of period                   $ 20,248 $ 253,876   $ 20,248    $253,876
================================================================================

Supplementary disclosure of cash flow
 information:
Cash paid for:
  Interest                            $     -  $       -   $      -    $      -
===============================================================================

  Income taxes                        $     -  $       -   $      -    $      -
===============================================================================

                        TRI-LATERAL VENTURES CORPORATION
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                               September 30, 2002
                                  (Unaudited)

Note 1  Interim Reporting
-------------------------
While the information presented in the accompanying nine months financial statements is unaudited, it included all adjustments, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and its cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods in their application as the Company's annual financial statements. It is suggested that these interim financial statements be read in conjunction with the company's audited annual December 31, 2001 financial statements.

Note 2  Share Capital
---------------------
Authorized
----------
Unlimited common shares
Unlimited non-voting convertible redeemable non-cumulative 6% preference shares

Issued Common Shares                                        Number        $
--------------------                                      ---------   ---------
Balance, December 31, 2001 and September 30, 2002         3,372,054   5,783,259
                                                          ---------   ---------

Note 3  Related Party Transactions
        --------------------------
During the nine months ended September 30, 2002 the Company incurred the following expenses with directors and a company with a common director:

                                                      September 30,
                                                     2002      2001
                                                    -----     -----
Accounting                                       $  6,400  $  5,606
Consulting fees                                    22,500    22,500
Interest expense                                   18,750    29,167
Rent                                                4,500     4,500
                                                   ------    ------
                                                 $ 52,150  $ 61,773
                                                   ======    ======

The expenses were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

As at September 30, 2002, accounts payable and accrued liabilities includes $168,250 (December 31, 2001: $116,191) owing to directors of the Company.

As at September 30, 2002, loans payable includes a promissory note payable to a director of the Company in the amount $250,000 (December 31, 2001: $250,000).

Note 4  Canadian and United States of America Accounting Principles
        -----------------------------------------------------------
The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which do not differ with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America.

Exhibit 10.g
Consent of Auditor, Morgan & Company, dated 4/30/2002


Morgan & Company
Chartered Accountants






                         CONSENT OF INDEPENDENT AUDITORS




We consent to the incorporation by reference in the initial Registration Statement of Tri-Lateral Ventures Corporation on Amendment No. 4 to Form 20-F of our Auditors' Report, dated April 30, 2002, in connection with our audits of the financial statements of that Company as at December 31, 2001 and 2000, and for each of the years in the two year period ended December 31, 2001, which report is included in the Form 20-F.




Vancouver, BC                                         "Morgan & Company"

March 10, 2003                                       Chartered Accountants

















Tel:  604.687.5841                          PO Box 10007 Pacific Centre
Fax:  604.687.0075                          Suite 1488 - 700 West Georgia Street
www.morgan-cas.com                          Vancouver, BC  V7Y 1A1

Exhibit


AMISANO HANSON
Chartered Accountants













                        CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the initial Registration Statement of Tri-Lateral Ventures Corporation on Form 20-F of our report dated April 24, 2000 in connection with our audit of the financial statement of that company as at December 31, 1999 and for the year ended December 31, 1999 which report is included in the Form 20-F.


Vancouver BC                                       "AMISANO HANSON"
March 10, 2003                                   Chartered Accountants











750 WEST PENDER STREET, SUITE 604                   TELEPHONE:  604-689-0188
VANCOUVER CANADA                                    FACSIMILE:  604-689-9773
V6C 2T7                                             E-MAIL:  amishan@telus.net

Exhibit  99.1



                                 SIGNATURE PAGE





Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

               Tri-Lateral Venture Corporation - SEC File #0-50112
               ---------------------------------------------------
                                   Registrant






Dated: March 26, 2003                By /s/ Gregory Burnett
                                     Gregory Burnett, President/Director

Dated: March 26, 2003               By /s/ Kevin Hanson
                                    Kevin Hanson, Director
